March 7, 2007
Via EDGAR and Overnight Delivery
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Barbara Jacobs, Assistant Director
Mr. Jay Ingram
Mr. Daniel Lee
Mr. Patrick Gilmore

Re:	Aruba Networks, Inc.
Registration Statement on Form S-1
File No. 333-139419
Initially filed: December 15, 2006
Ladies and Gentlemen:
          On behalf of Aruba Networks, Inc. (“Aruba” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”) received by letter dated March 2, 2007, relating to Aruba’s Registration Statement on Form S-1 (File No. 333-139419) (the “Registration Statement”).
          On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 4 (against Amendment No. 3 to the Registration Statement filed on February 20, 2007). Amendment No. 4 as filed via EDGAR is marked as specified in Item 310 of Regulation S-T.
          In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 4, as applicable.
Prospectus Summary
1.	We note your response to comment 4 of our letter dated February 8, 2007. Please disclose the quantitative and qualitative criteria you used for the disclosure of these selected customer relationships. Investors should have an understanding of the basis for their inclusion in the prospectus as well as contextual information that will serve to explain why particular customers have been referenced. Revise as appropriate.
          In response to the Staff’s comment, we have revised the Business section of the Registration Statement to disclose the quantitative and qualitative criteria that the Company used to select the customers named therein. We have removed the disclosure of the customer relationships from the Prospectus Summary section of the Registration Statement. The revised disclosure appears on pages 1 and 52 of Amendment No. 4.

Securities and Exchange Commission
Re: Aruba Networks, Inc.
March 7, 2007

Risk Factors
“Our contract manufacturer, Flextronics . . . ,” page 9
2.	Please disclose the portion of your revenue that is derived from your high-performance programmable mobility controllers and your line of wired and wireless access points.
          In response to the Staff’s comment, we have revised the Registration Statement to disclose that all of the Company’s product revenues are dependent upon the sale of products that incorporate components from either Atheros or Broadcom. The revised disclosure appears on page 10 of Amendment No. 4.
“We sell a majority of our products through VARs. distributors and OEMs . . . ,” page 10
3.	We note your response to comment 6 of our letter dated February 8, 2007 and your assertions regarding the impracticability of providing the requested quantitative disclosure. You should attach some quantitative data, by estimate or otherwise, to support your use of the term “substantial majority” as it relates to your revenues derived from indirect channel partners. The disclosure as it currently reads is too vague for an investor to gain a meaningful understanding of what you mean by the term. You should provide similar disclosure as it relates to the portion of your cost of revenues that consists of payments to Flextronics. Refer to your response to comment 9 of our letter dated February 8, 2007.
          In response to the Staff’s comment, we have revised the Registration Statement to provide an estimation of the amount of the Company’s product revenues derived from indirect channel partners. The revised disclosure appears on pages 10-11 of Amendment No. 4. In addition, we have revised the Registration Statement to provide an estimation of the portion of the Company’s cost of product revenues that consists of payments to Flextronics and Flextronics-related costs. The revised disclosure appears on page 42 of Amendment No. 4.
Note 9. Common Stock, page F-25
4.	Please refer to comment 22 of our letter dated February 8, 2007. We have reviewed your response and based on your current disclosure, it is not clear that the amount of consideration to be issued or paid to Microsoft is based on the cumulative level of product purchases by Microsoft. Please revise to clearly disclose the terms of this arrangement.
          In response to the Staff’s comment, we have revised the Registration Statement to disclose that the amount of consideration to be issued or paid to Microsoft is based on the cumulative level of product purchases by Microsoft. The revised disclosure appears on page F-26 of Amendment No. 4.
* * * * *

Securities and Exchange Commission
Re: Aruba Networks, Inc.
March 7, 2007

          Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.
          Please direct your questions or comments to David Segre (650/320-4554) or me (650/565-3969). In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention as well as that of Mr. Segre at 650/493-6811. Thank you for your assistance.
Very truly yours,
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation
/s/ Jon C. Avina
Jon C. Avina

cc:	Steffan Tomlinson Deon Boles Alexa King Steven E. Bochner David J. Segre William H. Hinman, Jr.